GREAT BASIN SCIENTIFIC, INC.

December 1, 2016

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Tim Buchmiller
Re:	Great Basin Scientific, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 14, 2016 File No. 001-36662

Dear Mr. Buchmiller:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 30, 2016 (the “SEC Comment Letter”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) as filed by Great Basin Scientific, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we have filed an amended Preliminary Proxy Statement on Schedule 14A to address the Staff’s comments below. While the Company believes that the initial Preliminary Proxy Statement contained all material information necessary for stockholders to vote on the matters at the special meeting, in the spirit of cooperation with the Staff, the Company has added disclosure to the Peliminary Proxy Statement to address the Staff’s comment.

Our responses are as follows:

Proposal 1 – Reverse Stock Split, page 11

Comment No. 1.

1.	Please briefly highlight prominently here and throughout the forepart of your document the extent of changes affecting your common stock through prior reverse stock splits, increases in your authorized shares, dilutive share issuances, including those related to reduced conversion prices, such as those tied to the market price of your common stock, and similar transactions during the relevant recent periods. Ensure your shareholders are adequately informed of your history of dilutive transactions and, if known, the likelihood of future dilutive transactions, particularly in light of your financial position.

Securities and Exchange Commission

December 1, 2016

Great Basin Scientific, Inc.’s Response:

The Company has amended its Preliminary Proxy Statement on Schedule 14 A to add an extensive discussion of the items requested by the Staff to the forepart of Proposal 1 under the heading “What prior stock splits has the Company conducted and what effect did they have?”. Additionally, the Company has added a cross-reference under the heading “Material Effects of the Proposed Reverse Stock Split’’ to the newly added discussion of past stock splits and dilution and to the discussion on future dilution already contained in the proxy under the heading “What dilutive effect with the Reverse Stock Split Have?”. The Company has also added a cross-reference under the heading “Certain Risks Associated with the Reverse Stock Split’’. Finally, the Company has revised the disclosure under the heading “What dilutive effect will the Authorized Share Increase have?” to address the Staff’s comment and cross-reference the newly added discussion.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 303-523-4014, or Jason Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely,

Great Basin Scientific, Inc.

/s/ Jeffrey Rona

Jeffrey Rona

Chief Financial Officer

cc: Jason Brenkert, Dorsey & Whitney LLP